UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Primo Water Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(310) 729-8588

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. IX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 74165N105

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 74165N105

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated as follows:

(b)       The address of the principal office of each of the Reporting Persons is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,741, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)       The percentage of Shares reported owned by each person named herein is based upon 39,235,209 Shares outstanding as of November 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

A.	Legion Partners I

(a)	As of the close of business on January 15, 2020, Legion Partners I does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Legion Partners I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on January 15, 2020, Legion Partners II does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special IX

(a)	As of the close of business on January 15, 2020, Legion Partners Special IX does not own any Shares.

Percentage: 0%

10

CUSIP No. 74165N105

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)	As of the close of business on January 15, 2020, Legion Partners, LLC does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Legion Partners, LLC has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)	As of the close of business on January 15, 2020, Legion Partners Asset Management does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Legion Partners Asset Management has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)	As of the close of business on January 15, 2020, Legion Partners Holdings beneficially owned 200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 200 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 200

(c)	Legion Partners Holdings has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP No. 74165N105

G.	Messrs. Kiper and White

(a)	Each of Messrs. Kiper and White, as a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the 200 Shares owned by Legion Partners Holdings

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 200 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 200

(c)	None of Messrs. Kiper or White has entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of January 14, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

12

CUSIP No. 74165N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. IX

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

13

CUSIP No. 74165N105

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

14

CUSIP No. 74165N105

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Legion partners, l.p. i

Sale of Common Stock	(274,503)	13.8619	01/13/2020
Sale of Common Stock	(274,503)	13.8615	01/13/2020
Sale of Common Stock	(183,002)	13.8800	01/13/2020
Sale of Common Stock	(42,828)	13.9053	01/13/2020
Sale of Common Stock	(183,002)	13.8737	01/13/2020
Sale of Common Stock	(274,503)	13.8549	01/13/2020
Sale of Common Stock	(228,752)	13.9066	01/14/2020
Sale of Common Stock	(91,501)	13.9000	01/14/2020
Sale of Common Stock	(289,181)	13.9750	01/14/2020
Sale of Common Stock	(228,752)	13.9051	01/14/2020
Sale of Common Stock	(91,501)	13.9000	01/14/2020
Sale of Common Stock	(137,251)	13.9106	01/14/2020
Sale of Common Stock	(137,251)	13.9200	01/14/2020
Sale of Common Stock	(137,251)	13.9117	01/14/2020
Sale of Common Stock	(137,251)	13.9487	01/14/2020
Sale of Common Stock	(137,251)	14.0010	01/14/2020
Sale of Common Stock	(137,251)	14.0032	01/14/2020
Sale of Common Stock	(91,501)	14.0042	01/14/2020
Sale of Common Stock	(91,501)	14.0069	01/14/2020
Sale of Common Stock	(91,501)	14.0100	01/14/2020

Legion partners, l.p. iI

Purchase of Common Stock	50,000	9.7655	11/20/2019
Sale of Common Stock	(31,150)	11.5694	12/26/2019
Sale of Common Stock	(12,549)	11.6661	12/27/2019
Sale of Common Stock	(700)	11.5529	12/30/2019
Sale of Common Stock	(16,101)	11.2655	12/31/2019
Sale of Common Stock	(13,668)	13.8619	01/13/2020
Sale of Common Stock	(13,668)	13.8615	01/13/2020
Sale of Common Stock	(9,112)	13.8800	01/13/2020
Sale of Common Stock	(2,132)	13.9053	01/13/2020
Sale of Common Stock	(9,112)	13.8737	01/13/2020
Sale of Common Stock	(13,668)	13.8549	01/13/2020
Sale of Common Stock	(11,390)	13.9066	01/14/2020
Sale of Common Stock	(4,556)	13.9000	01/14/2020
Sale of Common Stock	(14,398)	13.9750	01/14/2020
Sale of Common Stock	(11,390)	13.9051	01/14/2020
Sale of Common Stock	(4,556)	13.9000	01/14/2020
Sale of Common Stock	(6,834)	13.9106	01/14/2020
Sale of Common Stock	(6,834)	13.9200	01/14/2020
Sale of Common Stock	(6,834)	13.9117	01/14/2020
Sale of Common Stock	(6,834)	13.9487	01/14/2020
Sale of Common Stock	(6,834)	14.0001	01/14/2020
Sale of Common Stock	(6,834)	14.0032	01/14/2020
Sale of Common Stock	(4,556)	14.0042	01/14/2020
Sale of Common Stock	(4,556)	14.0069	01/14/2020
Sale of Common Stock	(4,556)	14.0100	01/14/2020

CUSIP No. 74165N105

Legion partners special opportunities, l.p. IX

Purchase of Common Stock	5,600	11.2250	12/31/2019
Sale of Common Stock	(11,829)	13.8619	01/13/2020
Sale of Common Stock	(11,829)	13.8615	01/13/2020
Sale of Common Stock	(7,886)	13.8800	01/13/2020
Sale of Common Stock	(1,846)	13.9053	01/13/2020
Sale of Common Stock	(7,886)	13.8737	01/13/2020
Sale of Common Stock	(11,829)	13.8549	01/13/2020
Sale of Common Stock	(9,858)	13.9066	01/14/2020
Sale of Common Stock	(3,943)	13.9000	01/14/2020
Sale of Common Stock	(12,461)	13.9750	01/14/2020
Sale of Common Stock	(9,858)	13.9051	01/14/2020
Sale of Common Stock	(3,943)	13.9000	01/14/2020
Sale of Common Stock	(5,915)	13.9106	01/14/2020
Sale of Common Stock	(5,915)	13.9200	01/14/2020
Sale of Common Stock	(5,915)	13.9117	01/14/2020
Sale of Common Stock	(5,915)	13.9487	01/14/2020
Sale of Common Stock	(5,915)	14.0001	01/14/2020
Sale of Common Stock	(5,915)	14.0032	01/14/2020
Sale of Common Stock	(3,943)	14.0042	01/14/2020
Sale of Common Stock	(3,943)	14.0069	01/14/2020
Sale of Common Stock	(3,943)	14.0100	01/14/2020